CompoSecure, Inc.

309 Pierce Street

Somerset, New Jersey 08873

(908) 518-0500

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall

Re:	CompoSecure, Inc.
Registration Statement on Form S-1
Filed January 25, 2022
File No. 333-262341

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CompoSecure, Inc. hereby requests acceleration of the effective date of the above referenced registration statement so that such registration statement may become effective at 4:05 P.M. (Washington, D.C. time) on February 10, 2022, or as soon as practicable thereafter.

CompoSecure, Inc.

By:	/s/ Timothy Fitzsimmons
Name:	Timothy Fitzsimmons
Title:	Chief Financial Officer